                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


     For the fiscal year ended December 31, 1993

     Commission File Number 1-2227


     A.   Full title of the plan:

          Crown Cork & Seal Company, Inc.
          Retirement Thrift Plan

     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                      CROWN CORK & SEAL COMPANY, INC.
                             9300 ASHTON ROAD
                          PHILADELPHIA, PA 19136


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

                                  INDEX

                                                                   Page(s)

Signatures . . . . . . . . . . . . . . . . . . . . . . .             3

Report Of Independent Accountants . . . . . . . . . . .              6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA      7 to 12

Exhibits 23 - Consent Of Independent Accountants . . . . ..          13


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

                                SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Crown Cork & Seal Company, Inc.
                                       Retirement Thrift Plan



Date: June 29, 1994                    By:/s/ James T. Malec
                                              James T. Malec
                                              Member, Benefit Plan Committee


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




                        Crown Cork & Seal Company, Inc.

                           Retirement Thrift Plan

                             December 31, 1993











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


                    Crown Cork & Seal Company, Inc.

                       Retirement Thrift Plan

                    Index to Financial Statements
                                and
                     Supplementary Information



                                                                     Page(s)


Report of Independent Accountants                                       1

Statement of Net Assets Available for Plan Benefits                     2

Statement of Changes in Net Assets Available for
     Plan Benefits                                                      3

Notes to Financial Statements                                         4 - 5


Schedule I     - Schedule of Assets Held for Investment
                 at December 31, 1993                                   6

Schedule II    - Reportable Transactions (Transaction or Series
                 of Transactions) for the Year Ended December 31, 1993
                 in Excess of 5% of Plan Assets                         7



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


                       Report of Independent Accountants


May 31, 1994


To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan
(the "Plan") at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE
                                     Page 1

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

                 Crown Cork & Seal Company, Inc.

                    Retirement Thrift Plan
       Statement of Net Assets Available for Plan Benefits

                                                 December 31,

                                               1993         1992

Investments at fair value:
    Fixed Income Fund                          $ 4,246,764  $ 3,905,292
    Large Cap Index Fund                           539,756      165,135
    Company Stock Fund                             337,142

      Total investments                          5,123,662    4,070,427

Cash                                                   190      103,473
Employer contributions receivable                    5,485        6,618
Employee contributions receivable                  189,434       32,068

Net assets available for plan benefits         $ 5,318,771  $ 4,212,586

[FN]
The accompanying notes are an integral part of these financial statements.

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

                     Crown Cork & Seal Company, Inc.

                        Retirement Thrift Plan

      Statement of Changes in Net Assets Available for Plan Benefits
                  For the Year Ended December 31, 1993

                                Fixed                    Company
                               Income       Large Cap     Stock
                                Fund        Index Fund    Fund       Total


Income:

Contributions:
   Crown Cork & Seal           $    67,307  $    761                  $    68,068
   Participants                    645,651   397,636     $341,555       1,384,842
Investment income                  307,612                  1,895         309,507
Net appreciation in fair value
  of investments                              26,319       40,030          66,349

Expenses:

Distributions to participants  (  664,782)  (  4,282)                  (  669,064)
Administrative expenses        (   53,271)  (    157)   (     89)      (   53,517)
Interfund transfers            (    9,910)     9,910

Increase in net assets
 available for plan benefits      292,607    430,187     383,391        1,106,185

Net assets at beginning of year 4,039,823    172,763                    4,212,586

Net assets at end of year      $4,332,430   $602,950    $383,391       $5,318,771

[FN]
The accompanying notes are an integral part of these financial statements.

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

                       Crown Cork & Seal Company, Inc.

                          Retirement Thrift Plan

                       Notes to Financial Statements

Note 1 - Summary of Significant
Accounting Policies:

The Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") was initiated in 1992 and maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. The assets of the Plan are stated at fair value. Investments in securities listed on a national exchange are valued on the basis of year-end closing prices. Other investments not having an established market are valued at fair value as determined by the Travelers Insurance Company ("Travelers").

Note 2 - Description of Plan:

     General

The following provides a general description of the Plan. Participants should refer to their summary plan description for more detail.

The Plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary elections. Participation in the Plan is determined by agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

Effective May 1, 1993, the Retirement Thrift Plan was extended to employees of 11 Company locations who are affected by negotiations of the Master Agreement with the United Steel Workers of America. Additionally, seven Company locations were added to the Plan as a result of negotiations with the International Association of Machinists, effective July 1, 1993.

The Plan was also amended during 1993 to provide certain employees the opportunity to purchase Company stock on the last business day of each month, at a purchase price equal to the average of the high and low per share value on that day.

     Investments

The Plan has historically invested in fixed income annuity contracts with Travelers. The current portfolio of contracts guarantees Plan participants certain minimum annual interest rates through 1998. Beginning in 1992, participants at several locations were given the option of directing contributions to the Travelers Large Cap Index Fund, a diversified portfolio of common stocks designed to approximate the return of the Standard
& Poor's 500 Stock Index. In addition, as noted above, certain employees may now invest in Company stock. Travelers served as the Trustee for the Fixed Income Fund and Large Cap Index Fund throughout 1993. Citibank served as trustee for the Company Stock Fund in 1993. (See Note 4.)

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



     Contributions

Participants may elect to make basic and supplemental contributions (where permitted) each pay period and basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. Certain participants receive fixed contributions from the Company at varying rates. Company contributions vest to the participant at various rates upon completion of five years of service as required by the Tax Reform Act of 1986. Upon retirement, attainment of age 65, permanent plant shutdown, or death, the participant automatically becomes fully vested in the Company contributions.

Any forfeitures arising under the Plan are used to reduce the Company's required contributions.

     Distributions

Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid in a lump sum or through annual installments. Payment of a participant's account upon termination may be made in a lump sum or in annual installments.

     Changes to or Termination of the Plan

The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan and the fund as a plan and trust meeting the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) or any other applicable legislation. The Plan is subject to the provisions of ERISA.

Subject to any contractual obligations, the Company may discontinue all contributions under the Plan or terminate the Plan at its discretion.
If contributions discontinue or if the Plan is terminated, participant accounts shall become fully vested and all Plan assets will be used to provide the benefits payable to participants and their beneficiaries.

Note 3 - Tax Status of the Plan:

The Internal Revenue Service has previously advised that the Plan constitutes a qualified plan under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under section 501(a) of the Internal Revenue Code. Participants in a qualified plan are not taxed with respect to the contributions and investment income thereto until such time as they receive a distribution of plan assets. Accordingly, no provision for federal or state income taxes has been made in these financial statements.

Note 4 - Subsequent Event:

On April 1, 1994, all trustee and recordkeeping responsibilities were centralized and transferred to The Vanguard Group.

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

                                                        Schedule I


                       Crown Cork & Seal Company, Inc.

                         Retirement Thrift Plan

       Schedule of Assets Held for Investment at December 31, 1993



      Description                     Number of
                                       Shares      Cost           Fair Value

The Travelers Fixed Income Index Fund
   Contract #GR-12265                              $ 4,246,764    $ 4,246,764 *

The Travelers Large Cap Index Fund    1,414            504,118        539,756*

Crown Cork & Seal Company, Inc.
   common stock                       8,051            297,106        337,142*

Total Investments at
         December 31, 1993                         $ 5,047,988    $ 5,123,662







* Represents more than 5% of net assets available for plan benefits as of December 31, 1993.

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


                       Crown Cork & Seal Company, Inc.

                          Retirement Thrift Plan

       Reportable Transactions (Transaction or Series of Transactions) for the Year Ended December 31, 1993 in Excess of 5% of Plan Assets


                          Number of  Number    Aggregate        Aggregate      Cost      Net Realized
     Description          Purchases  of Sales  Purchase Price  Selling Price  of Asset  Gain or (Loss)
The Travelers
  Fixed Income Index Fund
  Contract #GR 12265         15        39      $ 665,163       $ 578,764      $ 578,764

The Travelers
  Large Cap Index Fund       15                  349,780

Citibank, N.A.
  Liquid Reserve Fund
  Commingled Employee
  Benefit Trust               7        1         296,232        297,182         297,182

Crown Cork & Seal Company,
  Inc. common stock
  8,051 Shares                2                  297,106

                                 Page 7
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